Exhibit 14.0
                       Sovereign Specialty Chemicals, Inc.

                                 Business Ethics



Purpose:

Each employee should exercise the highest standards of personal conduct in his or her dealings with the company, its customers and suppliers, other employees, and any domestic or foreign government officials. This includes strict compliance with all laws and regulations that apply to our business.

Practice:

The following listing specifies how Sovereign's ethics policy applies in situations that occur most commonly. This listing does not represent all situations, but rather provides a general guideline for ethical business behavior.

1. Funds, property, or items of value of the Company shall not be used for any purpose that would be in violation of any applicable law or regulation. In particular, the Company will not condone any act of bribery or any act that could be construed as bribery.

2. No employee shall give money, favors, or services to any governmental body, official, or representative in exchange for contract awards or special consideration.

3. The Company and its employees shall comply with accepted accounting rules and controls.

4. The Company does not permit false or misleading entries, or failure to make required entries, in company books or records.

5. All funds and assets shall be fully and properly recorded on the books and records of the company according to generally accepted accounting principles.

6. The documentation of each transaction and payment made on behalf of the Company shall fairly represent the nature and purpose of the transaction or payment.

7. No employee or immediate family member shall accept any commissions, gifts, payments, entertainment, services, loans, or promises of future benefits from a supplier or anyone soliciting business from the company. Exceptions can be made for gifts of nominal value or entertainment, meals, and social invitations that are in keeping with good business ethics and do not obligate the recipient.

8. Company assets shall not be used to make any form of political contribution.

Internal Transactions:

Certain activities are deemed unethical in the United States and are even prohibited by state and federal statutes but are customarily practiced in some foreign countries. Sovereign's business ethics policy strictly forbids persons acting on the Company's behalf anywhere in the world to engage in unethical activities, regardless of local custom or practice. Furthermore, the U.S. Federal Foreign Corrupt Practices Act (the "Act") imposes severe criminal penalties on individuals who corruptly give or offer to give, directly or indirectly, anything of value to any foreign official (including an official of any political party or any candidate for political office) for the purpose of influencing any act or decision of the recipient or inducing him or her to use personal influence to affect any act or decision of any foreign government.


In addition to substantial corporate penalties, the Act provides that individual violators may be fined up to $10,000 and imprisoned for up to five years. Consistent with Company policy, the Act allows no exceptions for compliance with local custom or practice. The Act also expressly forbids Sovereign from paying, directly or indirectly, fines imposed on individual violators.

Domestic:

Laws and regulations require the Company to be in contact with public officials on a wide variety of matters. The employees who regularly make these contacts have special responsibilities for upholding the Company's good name. Dealings with public officials in the United States shall conform to the following standards:

1. All employees who contact public officials must be familiar with lobbying laws and public disclosure requirements, particularly those that apply to registrations and filings.

2. No employee shall give anything of value, directly or indirectly, to any public official as inducement to having a law or regulation enacted, defeated, or violated, or to influence an official act, or omission of an action or testimony.

Other:

Each employee should also refrain from disclosing non-published information about the Company to acquaintances or business contacts since this information is considered proprietary, and therefore, confidential.

Responsibility:

All employees are responsible for complying with this policy. Managers and Supervisors are responsible for monitoring and enforcing this policy within their specific area. Subsidiary Management is responsible for addressing potential violations.



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                       Sovereign Specialty Chemicals, Inc.

                              Conflict of Interest


Purpose:

All employees are required to avoid situations that present a conflict between his or her personal interest and the best interest of the Company.


Practice:

Every employee is expected to devote his or her undivided loyalty to the interests of the Company in all dealings with the Company, its customers and suppliers, and with other employees.

An employee stands in a fiduciary relationship to the Company, and a conflict of interest exists when his or her personal interest or benefit may possibly influence his or her judgment or action in the conduct of Company business, or affect the employee's duty to give undivided loyalty to the Company.

The following provides examples of situations where a conflict of interest may exist. This listing is not all-inclusive:

     -- When the employee, a member of his or her immediate family, or anyone else living in the same household, accepts gifts or entertainment of more than token or nominal from a past, present, or potential supplier of services or goods, a customer, or a competitor of the Company.

     -- When the employee conducts business on behalf of the Company with a relative by blood or marriage and that relative will benefit from the transaction.

     -- When the employee misuses information obtained in the course of employment for personal gain.

Outside Activities:

An employee shall not serve as an officer, partner, employee, consultant, agent or representative of a business concern organized for profit not affiliated with the Company without specific approval from Sovereign Specialty Chemicals, Inc. Management.

A member of Senior Management may serve as a director of a business concern organized for profit not affiliated with the Company only if the best interests of the Company are served and specific approval is granted by Sovereign Specialty Chemicals, Inc.

Any employee responsible for approving or issuing orders, contracts, or commitments for materials, services, or loans to be furnished to the Company is not permitted to hold a significant interest in, or be indebted to, the corporation, partnership or other business entity supplying the goods, services, or loans to the Company. However, an investment of 5% or less in the capital stock of the supplier of those goods, services, or loan at its usual rate may be disregarded.



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An employee responsible for approving or issuing orders, contracts, or commitments for materials or services is prohibited from entering into a purchase order, contract, or commitment on behalf of the Company with any corporation, partnership, or other business entity owned or operated by a relative of the employee without disclosing this situation to the Subsidiary President and receiving specific approval to transact business.

Proprietary Information:

Proprietary information belonging to the Company is not to be used or disclosed by any employee except in the course of performing his or her duties for the Company. Proprietary information includes research, operational plans, product formulae, manufacturing processes, financial data, and customer relationships. All employees must maintain the confidentiality of such information and must strictly avoid any unauthorized disclosures. Applicable law protects the Company against the disclosure or unauthorized use of a trade secret by an employee, even after an employee's departure from the Company.

Certification:

Most employees will be asked to complete a form certifying their compliance with this policy and will be informed as to the proper communication process for disclosing any potential conflicts.

Certifications of policy compliance and annual re-certifications are required from the following:

--   Corporate officers
--   Key financial managers
--   Business unit executives
--   Plan and facility managers
--   Purchasing agents and buyers

And other employees whose job responsibility gives rise to the reasonable possibility that they could implicate the Company in an antitrust violation, taking into consideration foreseeable actions that exceed the employees' actual authority. Such employees would include those in positions involving contacts with customers, suppliers, or competitors. These may include regional and district sales managers, sales representatives, engineers, and others who are in a position to commit the Company or influence such matters as selection of suppliers, specifications, choice of equipment, prices, and important terms of purchase contracts, contracts with customers, leases, and agreements with distributors and consultants.

The Annual Employee Certification forms should be completed each January and returned to Human Resources by the end of the month. Certifications that include positive disclosures are to be forwarded to Corporate Human Resources.

Corporate Human Resources will review all certifications containing any positive disclosures.



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A violation of this policy or failure to return promptly a signed copy of the
Annual Employee Certification will be considered sufficient grounds for discipline, including dismissal and possible legal action against the employee involved.

Any employee who may be confronted with a problem related to any conflict-of-interest or other ethics policy is required to discuss the matter with his or her Supervisor. The Supervisor will in turn consult with the Human Resources Manager to determine if a conflict exists.


Responsibility:

All employees are responsible for compliance with this policy. Managers are responsible for monitoring and enforcing the policy within their specific area. Addressing potential violations is the responsibility of Subsidiary Management.



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                       Sovereign Specialty Chemicals, Inc.

                      Competitive Practice - Antitrust Laws


Purpose:

Transacting business based on mutual respect, open communications, and unquestionable integrity is fundamental to Sovereign. Employees are required to perform their job responsibilities with complete integrity and must comply with all laws regulating competitive practices and federal antitrust laws.


Practice:


Improper Relations with Competitors

Basic Prohibition: With certain limited exceptions, Section 1 of the Sherman Act prohibits any cooperative understanding with a competitor relating to any aspect of competition. The most common type of forbidden agreement (and an agreement can be inferred from the conduct of the parties) is price-fixing, but it is equally unlawful for competitors to reach any of the following kinds of understanding:

a. Fixing or in any way manipulating any element of price, such as base price, extras, transportation charges, credit terms, or discounts.

b.   Raising or lowering prices without establishing a specific amount.

c.   Limiting production, as to either volume or type of product.

d.   Allocating customers, sales territories, or particular projects.

e.   Boycotting either a potential customer or potential supplier.

f.   Any similar agreement.

The essential element of all the foregoing violations is agreement among competitors on a forbidden subject. The existence of such an agreement may well constitute a per se violation of the antitrust laws. In the case of a per se violation, it is legally impossible to justify the prohibited conduct. A court will not even listen to evidence that attempts to show that the conduct was reasonable or even pro-competitive.


Special Problem Areas

Trade Associations: Trade association meetings and other activities, when properly conducted, are perfectly lawful. Trade association meetings, however, provide opportunities for informal gatherings of competitors and thus expose each participant to extraordinary risks of committing antitrust violations. If such gatherings are followed by suspiciously parallel behavior, an inference of agreement may arise. In such a case, any discussion of prices, costs, or other sensitive subjects will be closely scrutinized by government investigators or adverse private parties to determine whether the parties may have reached an understanding. Anyone who was present during such discussions may be found guilty, even if he or she remained silent throughout. For that reason, any Sovereign employee who is present when a discussion occurs should immediately and clearly object to such discussion. If others present persist in such discussions, the proper course of action is to leave.

Other Contacts with Competitors: Other types of formal and informal contacts with competitors present similar risks of involvement in serious antitrust violations. Such contacts should therefore be avoided whenever possible.



When contact with competitors is necessary, sensitive subjects must be avoided, such as price and other topics enumerated above. If a competitor tries to discuss these topics, Sovereign employees must flatly refuse to do so. If the competitor persists, employees are required to object and end the communication.



There is no legitimate need to obtain essential competitive information as to existing price structures that can only be obtained from a competitor. Regardless of motives, attempts to obtain such information from a competitor are illegal. Such exchanges of price information can constitute a violation of the Sherman Act, which is a felony. It is permissible to attempt to obtain such information from other sources (for example, common customers), but discussions with competitors are prohibited. When such information is obtained from a legitimate, non-competitor source, that source must be documented.



Written Communications: In preparing memoranda analyzing a competitive marketing situation, it is important to avoid any statement that could support an inference of collusion with competitors. It is imperative, therefore, that any such reports merely state the available facts, the source of those facts, and the author's opinion as to the accuracy of what he or she is reporting.



Improper Relations with Customers and Suppliers

Restrictions on Resale:



Any attempt by a supplier to restrict his customer's resale of a product raises an antitrust question that must be discussed with counsel. Any attempt to enforce a resale price has traditionally been deemed unlawful. Any attempt by a supplier to confine resale to a particular customer or class of customers or to a defined geographic area would be governed by the so-called Rule of Reason. This means that the part imposing the restraint would have the opportunity to present evidence in its defense to demonstrate the reasonableness of the restriction. All such arrangements should be cleared with counsel.


Price Discrimination:

A seller of goods may not sell to any customer at a price lower than its general price, if such price discrimination might cause competitive harm either to his own competitors or to competitors of the favored buyer. It is also a violation for a seller to discriminate with respect to discounts or similar terms of sale, if injury to competition might result. Consistent with the law's focus on injury to competition, sales may be made at different prices to customers who do not compete (for example, one sale to a retailer and another to a wholesaler). In addition to price discrimination, discrimination in the furnishing of promotional allowances or similar assistance may be illegal even if no competitive injury is likely.

The foregoing prohibition of price discrimination is subject to two technical exceptions: First, a seller may offer a lower price to a particular customer if that seller can clearly prove that the amount of the price reduction equals (or is less than) cost savings attributable to the methods or quantities in which the product is being sold or delivered to that customer. It is essential to obtain advice of counsel before relying on this exception.

The second exception is the "meeting competition" defense. This exception permits a seller to meet (but not undercut) a price that a competitor has offered to a particular customer or a clearly defined class of customers. The critical issue is not whether the favorable price has actually been offered by your competitor, but whether you have a good faith belief that the price has been offered. It is essential to document the evidence supporting a good faith belief that the price in question has been offered, but attempts should not be made to obtain confirmation from the competitor. Such contact with a competitor could constitute an antitrust violation.

Another aspect of the good faith requirement is that the meeting competition defense is not available if you have reason to believe their competitor's price is itself unlawful and the unlawful price can be proven in a court of law. Because of the various complexities involved in this exception, it is essential to follow applicable procedures before meeting a competitor's price.


Tying and Reciprocity

"Tying" is the practice of making one product or service available only when the customer also purchases a second product. If the seller has a dominant position in the first or "tying" product, this practice constitutes a per se violation of the antitrust laws. In some circumstances, "package" sales may be lawful, but any such promotion must be reviewed and approved by legal counsel prior to implementation.

Analogous to tying is the practice of "reciprocity"--promoting sales on the basis of past purchases from a potential customer. A clear violation exists whenever any element of coercion is present, such as a threat to cut off purchases unless a particular also becomes a customer. Furthermore, even in the absence of coercion, reciprocal buying may constitute an antitrust violation. If two companies reach an understanding to continue buying from each other without regard to the economic merits of the arrangement, they may unfairly foreclose their competitors from a segment of the market. The fundamental objective of the antitrust laws--competition on the merits--has been violated. In this area, all purchasing decisions must be made only on the basis of factors such as price, quality, terms of sale, and reliability of the vendor or supplier.


Exclusive Dealing

In many circumstances, a seller will ask his customer to agree to purchase his requirements of a particular product exclusively from that seller. If such a "requirements" contract unreasonably forecloses actual or potential competitors from a substantial part of the market for that product, it will constitute an antitrust violation. The factor that is generally most important in determining the reasonableness of such an arrangement is its duration. If the agreement covers a period of one year or less, it will probably be deemed to be reasonable and therefore lawful.

A second type of exclusive dealing arrangement requires a seller to offer his entire output to a particular customer. If such an "output" contract results in unreasonable market foreclosures, it is a violation of law.

Selection of Customers and Suppliers

The Company has the right to select its customers and suppliers independently, and to refuse to deal with any person or concern with which it does not wish to do business. A decision to refuse to deal must be made independently. However, if a company holds a monopoly or a clearly dominant position in buying or selling a particular product, it may have to justify its refusal to deal with a potential customer or supplier on legitimate business considerations. An acceptable reason for refusing to sell would be the potential customer's clearly demonstrated financial irresponsibility.

If a refusal to deal is intended to implement an overall scheme that constitutes a restraint of trade, it may be unlawful. Any activity that is lawful by itself can thus be tainted if it is part of an overall course of conduct that violates the antitrust laws.


Unilateral Activities

Monopolization:

The federal antitrust laws prohibit monopolization and attempts to monopolize. To monopolize, a company must first occupy a dominant position in a relevant market (defined in terms of both product and geography), and, second, commit exclusionary practices. Once it is determined that a particular company has a dominant position, it must be determined whether that position is solely attributable to "honestly industrial" competitive practice (a lawful monopoly), or the firm has engaged in exclusionary, practices (unlawful monopolization). If the company has committed any antitrust violations, the company will be deemed to constitute exclusionary practices, but even practices that would ordinarily be lawful may be deemed exclusionary if they enable the alleged monopolist to exploit its dominant position unfairly. Another example of an exclusionary practice is "predatory pricing"-selling below cost or at an unreasonably small margin for a short period of time, for the purpose of driving competitors out of the market. If a company with a large market share (but not necessarily more than 35%) adopts "exclusionary practices" but fails to achieve a dominant market position, it may still be found to be guilty of an antitrust violation based on an attempt to monopolize.


Mergers and Joint Ventures

Any merger or joint venture that may "substantially lessen competition in any line of commerce in any section of the country" is unlawful. Subjective factors may also play a significant role in the analysis of the legality of a merger, particularly when the statistical analysis yields unclear results. Avoid statements in memoranda or other documents that exaggerate the benefits to be derived from a proposed merger. Statements that describe a market in unrealistically narrow terms or that otherwise exaggerate the company's market share can seriously jeopardize a transaction.


Under the federal antitrust laws, the term "merger" includes any sale of assets outside the normal course of business. The sale of a single plant or patent could be opposed by the government (or by a customer or competitor) if there is a possibility of substantial lessening of competition. Regardless of its impact on competition, a transaction that meets certain size criteria will be subject to notification and waiting-period requirements under the Hart-Scott-Rodino Act. Where these requirements apply, it is a violation of law to consummate the transaction until the required notification has been filed and the applicable waiting period has expired.

Unfair Trade Practices

All forms of unfair and deceptive acts, practices and methods of competition are prohibited by company policy. Many practices of this nature are also prohibited by the Federal Trade Commission Act and by state laws. The following are examples of practices that should be avoided:

a. Misrepresentations and unsubstantiated claims: It is a violation of law to make misrepresentations in connection with the sale of the Company's products. It is also unlawful to make claims that are not substantiated at the time they are made.

b. Disparagement: It is unlawful to disparage a competitor's products unless there is specific proof that the disparaging statements are true. Even if such statements are true, they could involve the Company in expensive lawsuits and do not constitute sound business policy

c. Harassment: It is unlawful to harass a competitor by a course of conduct designed for that purpose. Such intentional harassment is unlawful even though the individual acts themselves would otherwise be lawful.

d. Threatening Patent-Infringement Suits and Other Threats: Repeated threats of any kind, including threats to bring ill-founded patent-infringement suits, against a competitor may constitute an unlawful course of conduct. Such threats may also be unlawful when directed against a customer, supplier, or competitor's customer or supplier.

e. Inducing Breach of Contract: Causing or encouraging a breach of a contract (for example, between a competitor and its employee) may result in an award of damages or the issuance or an injunction against the Company.

f. Procurement of Confidential Information: Certain methods of obtaining a competitor's confidential information are unlawful. Any attempt or fortuitous opportunity to obtain such information should be reviewed by legal counsel.


Foreign Boycotts

All employees shall strictly comply with all rules and regulations of the anti-boycott provisions of the Export Administration Act of 1969, as amended, and anti-boycott laws and regulations pursuant to the Internal Revenue Code. Senior Management will notify employees affected by these rules.

In general, these laws require the Company to avoid any conduct or agreement that has the effect of furthering or supporting a restrictive trade practice or boycott fostered or imposed by a foreign country against a country friendly to the United States or against any United States person, firm or corporation.


Export Restrictions

Various nations and communities of nations have enacted laws that prohibit or restrict the export of certain goods and technology. In most cases, restricted goods or technology may be exported to certain listed countries, if at all, only after required permits or licenses have been obtained.


Responsibility:

All employees are responsible for compliance with Sovereign's policies concerning competitive practice/antitrust laws and trade secrets. Addressing potential violations of these procedures is the responsibility of all Managers and Supervisors.